Exhibit 4


General Joseph P. Franklin
55 Charles Lindbergh Boulevard
Mitchel Field, NY 11553
Telephone: (516) 794-4500
9 November, 1999

                                  PRESS RELEASE

       FREQUENCY ELECTRONICS ANNOUNCES PROPOSAL TO MERGE WITH DATUM, INC.

Frequency Electronics, Inc. (AMEX-FEI) today announced that it has made a proposal to the board of directors of Datum, Inc. (Datum) to merge the two companies. Frequency is prepared to offer either $10.00 in cash or 1.0596 shares of Frequency common stock for each outstanding share of Datum common stock, or a combination of both cash and stock. A stock transaction would be structured to be tax-free to Datum's stockholders. Based on yesterday's closing price of Frequency common stock, the proposed transaction is valued at $58 million and the proposed exchange ratio is valued at $10.00 per share. Frequency's proposal represents a premium of 41.2% over the average closing price for Datum for the past 30 business days. The transaction would be subject to Frequency's satisfactory due diligence review of Datum as well as other customary conditions.

Martin B. Bloch, President and Chief Executive Officer of Frequency, said, "We strongly believe that the combination of Frequency and Datum will form a global leader in time and frequency products and systems for wireless, wireline, internet and space applications. This business combination would form the basis to leverage each company's well-respected name and position, technical and manufacturing expertise and product offerings."

Frequency Electronics has been a leader in designing, developing, manufacturing and marketing of precision time and frequency control products and systems for many years. The company currently has approximately $40 million in cash and marketable securities, total assets of approximately $80 million, no long-term debt and a market capitalization of approximately $70 million.

Datum, based in Irvine, CA, designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The company is also a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce and test and measurement applications.

Frequency has retained TM Capital Corp. as its financial advisor and Cadwalader, Wickersham & Taft as special counsel.

        This press release is not an offer to purchase shares of Datum.